Addendum to Credit Facility Agreement


This is an addendum to the Credit Facility entered into as of October 31 , 1998 by and between Epsom Investment Services N.V. (Epsom) and Resource Finance & Investment Ltd dated the 1st December 2002.

Whereas, Epsom has extended credit to the Company for the amount of One hundred and fifty thousand United States Dollars (US$ 150,000) as of September 15, 1999.

On September 30, 1999, a further agreement was entered into between Epsom and Resource Finance & Investment Ltd. whereby Epsom agrees to increase the credit facility agreement from One hundred and fifty thousand United States Dollars (US$ 150,000) to Two hundred and fifty thousand United States Dollars (US$ 250,000). Furthermore, it was agreed that the Maturity Date for this credit facility is extended to December 31, 2001.

Although the loan facility was paid off in February 2001, Epsom agreed to keep the facility open until the Maturity date and subsequently extended it to 31st December 2002. Epsom now agrees to a further extension of the Maturity Date to December 31, 2003 and that the amount of the credit facility be increased to Three Hundred thousand United Stated Dollars (US$300,000)

It is agreed that all other terms and conditions of the Credit Facility remain the same. This addendum, dated 1st December 2002, is a part of the whole agreement of the above referenced credit agreement.






"David Craven"                            "Steven Drayton"

For Epsom Investment Services N.V.        For Resource Finance & Investment Ltd.
David Craven                              Steven A.R. Drayton
Director                                  Secretary